October 25, 2021

Via EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Dillon Hagius

                     Suzanne Hayes

Re:	Thimble Point Acquisition Corp. Registration Statement on Amendment No. 2 to Form S-4 Filed October 6, 2021 File No. 333-257982

Ladies and Gentlemen:

On behalf of Thimble Point Acquisition Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Amendment No. 2 to Form S-4 filed on October 6, 2021 (the “Registration Statement”) contained in the Staff’s letter dated October 22, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to publicly file via EDGAR an Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 3.

Securities and Exchange Commission October 25, 2021

Notice to shareholders, page i

1.

We note your response to comment 1. Please note your statement that Assumed Warrants will be exercised prior to closing appears inconsistent with information provided in your document. For example, in note (iv) on page ix in response to the question “What will Pear Stockholders Receive in the Business Combination?” you indicate that each Pear Warrant will be converted into a warrant to acquire a number of THMA Class A Common shares in an amount and at an exercise price and subject to such terms and conditions, in each case, as set forth on the Consideration Schedule. Subject to certain exceptions, such terms and conditions will be the same terms and conditions as were applicable to the Pear Warrant immediately before the Effective Time.” Please clarify the provision in the Business Combination Agreement or the warrant terms that provides for the exercise of the warrants prior to closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages ix, 2, 81, 250 and 277 of Amendment No. 3 to clarify the warrant terms that provide for the exercise of warrants prior to closing.

[Remainder of page intentionally left blank]

Securities and Exchange Commission October 25, 2021

If you have additional questions or require any additional information with respect to Amendment No. 3 or this letter, please do not hesitate to contact me at (212) 558-4243 or by email (sawyerm@sullcrom.com).

Very truly yours,

/s/ Melissa Sawyer

cc:	Christine Torney

Lynn Dicker

(Securities and Exchange Commission)

Elon S. Boms

(Thimble Point Acquisition Corp.)

Corey McCann

(Pear Therapeutics, Inc.)

David Broadwin

Stacie Aarestad

(Foley Hoag LLP)

Jocelyn Arel

Michael R. Patrone

(Goodwin Procter LLP)